KetoNatural Pet Foods, Inc.
2018 Market Scale-Up Project

Business Plan

1.   Executive Summary

KetoNatural Pet Foods, Inc. ("KetoNatural") is a pet food company with a very specific mission: to get carbohydrates out of the lives of modern-day pets. Founded by the author of *Dogs, Dog Food, and Dogma*, a groundbreaking book on the scientific links between dietary carbohydrates and numerous deadly chronic diseases (such as obesity, cancer, osteoarthritis, and diabetes), we believe that the pet food market is primed to abandon the carbohydrate-laden dry kibble products currently consumed by some *90% of pets in America*. We offer the $24 billion annual pet food market a truly first-of-its-kind alternative: Ketona, a line of dry pet foods with the carbohydrate content of an expensive raw-ingredient diet, but the cost and convenience of a kibble.

We are a brand-new business, having only been founded in April 2017. After only a few months of fundraising, research and formulation, web development, branding, vendor selection, and other business-building, we introduced our first product, Ketona Chicken Recipe For Adult Dogs, via a Kickstarter campaign conducted during December 2017. Our campaign successfully raised nearly $12,000 from more than 100 paying customers in just three weeks, making it the second most-successful pet food campaign in Kickstarter's history.

The next phase of our project is to raise the capital needed to complete the following cluster of high-level goals (collectively, the "Scale-Up Project") over the remainder of 2018: (1) finalize and launch our Ketona Salmon Recipe For Adult Dogs product, (2) scale-up our sales and marketing efforts with the goal of completing at least 2,000 online orders and establishing at least 25 retail accounts, and (3) complete a subsequent $1-2 million seed financing round (led by institutional investors) within approximately one year's time. Our long-term plan is to use multiple rounds of venture capital investment to aggressively grow the company into a mature, internationally-recognizable brand with at least 15-25 different products and at least $100 million in annual revenue, all within five years.

2.   Use of Funds

In order to finance preliminary research and development efforts, the founders raised $127,500 in equity financing during the spring and summer of 2017. (See capitalization table for additional detail.) Our investors include a board-certified veterinary surgeon and numerous medical doctors, as well as lawyers and professional investors. Notably, all investment was made *prior to* proof-of-concept, meaning it was based solely on the strength of the business concept and the competency of the founding team.

After testing and finalizing formulations, vetting and selecting vendor partners, ensuring regulatory compliance, developing preliminary branding, and building an online sales infrastructure, the company debuted the "minimum viable product" version of its Ketona Chicken Recipe For Adult Dogs product on the Kickstarter platform in December 2017. The campaign surpassed its fundraising goal of $10,000 in just three weeks. In total, we raised approximately $12,000 from more than 100 paying customers, making ours the second most-successful pet food campaign in Kickstarter history.

At present, the company holds no debt, approximately $40,000 worth of inventory, and approximately $10,000 in cash. Although we have not yet begun marketing efforts in earnest, sales for the one-month period following the completion of our Kickstarter campaign are expected to be more than $3,000, based almost entirely on word-of-mouth.

In order to successfully complete the Scale-Up Project, the company expects to need, in addition to revenue from sales operations, between $100,000 and $200,000 in third-party financing. ($100,000 is the minimum we need to accomplish our goals. However, the more we raise, the more we will be able to spend on marketing efforts aimed at growing our monthly revenue as aggressively as possible. We view aggressive revenue growth as a particularly important factor in securing the most favorable valuation possible during our first round of institutional equity-based investment at the conclusion of the Scale-Up Project.)

Generally-speaking, we intend to use this capital to increase our inventory carrying capacity, finalize and launch our Ketona Salmon Recipe For Adult Dogs product, conduct the sales and marketing efforts needed to complete at least 2,000 online orders and establish at least 25 retail accounts, and complete a subsequent $1-2 million seed financing round (led by institutional investors) in approximately one year's time. (See budget and cash flow projection for additional detail.)

We hope to raise between $40,000 and $100,000 through debt financing and between $50,000 and $150,000 through equity-based financing. Prospective sources of debt financing include the Salt Lake City Economic Development Loan Fund (we have applied for a $40,000 term loan), the Utah Microenterprise Loan Fund (we have applied for a $40,000 term loan), Wells Fargo (our primary banking partner, we have applied for a $50,000 unsecured line of credit), and Utah-area banks and credit unions specializing in small business loans. We intend to center our equity fundraising on a campaign conducted through the WeFunder platform, targeting our existing investors as well as additional investment contacts. We expect the WeFunder campaign to begin in late February 2018 and to last for 30-60 days, offering terms somewhat less favorable to investors than those offered in connection with our original round of equity-based fundraising.

3.   Products and Services

Dogs and cats in America today are staggeringly unhealthy. More than *half* of them are overweight or obese, more than *one-third* of them will get cancer in their lifetimes, and chronic diseases such as osteoarthritis and diabetes are wildly common too. Over the past fifteen years, a steadily growing body of peer-reviewed evidence has come to suggest that all of these epidemics have the same fundamental cause—the copious consumption by dogs and cats of dietary carbohydrates. At KetoNatural, we are particularly cognizant of this fact because our co-founder and CEO is also the author of *Dogs, Dog Food, and Dogma: The Silent Epidemic Killing America's Dogs and the New Science That Could Save Your Best Friend's Life* (Present Tense Press, 2016), the first and only book examining the scientific links between carbohydrates and chronic diseases in dogs and cats. When it comes to understanding why carbohydrates are so horrible for pet health, our CEO literally knows the relevant scientific record better than anyone else on the planet.

Unfortunately, not all pet owners appreciate the current state of the evidence quite as well as we do. Because, as documented in *Dogs, Dog Food, and Dogma*, the leading firms in the pet food industry rely extensively on starchy carbohydrate ingredients to make their extruded ("dry kibble") products, the very same ones that nearly 90% of pet owners feed to their pets. Specifically, the great majority of extruded pet foods contain 40-75% carbohydrate. Accordingly, leading pet food firms have worked tirelessly over the past fifteen years to obfuscate the evidence linking carbohydrates with chronic diseases and to instead promote the message that their carbohydrate-laden products are "perfectly healthy."

But (as explained in greater detail in Sections 4 and 5 *infra*) the cracks in their defenses are beginning to show. And, at KetoNatural, we believe it is only a matter of time before the truth about these matters becomes as widely known to consumers as the links between cigarette-smoking and lung cancer. Therefore, we intend to (1) position ourselves to profit from the inevitable consequences of their emergence (i.e., market migration away from carbohydrate-laden pet food products and towards low-carbohydrate options) and (2) help bring the truth to light as quickly and comprehensively as possible.

Our primary revenue-generating activity is the sale of ultra-low-carbohydrate dry pet food products. In the summer of 2017 we formulated and developed our first product, Ketona Chicken Recipe for Adult Dogs. Ketona is made in the U.S.A. from natural ingredients, including antibiotic-free, non-GMO chicken, and is complete and balanced for optimal canine nutrition. But unlike other dry dog foods, Ketona contains *less than 5% carbohydrate* (approximately 80% less than leading premium "grain-free" brands). In other words, Ketona is a truly first-of-its-kind product—there are simply no other major pet food brands that offer anywhere near such a low carbohydrate content at anywhere near its price point.

Ketona's uniquely low carbohydrate content is the result of a proprietary formulation that KetoNatural developed in conjunction with numerous veterinarians as well as Protocepts Unlimited, a leading pet food formulator. The product is manufactured for KetoNatural by CJ Foods, Inc., a pet food co-manufacturer with more than 30 years of experience producing extruded products for many of the leading firms in the pet food industry.

Ketona Chicken Recipe For Adult Dogs currently costs between $1.75/pound and $2.25/pound for us to produce (depending upon packaging and order volume). It sells for $3.50/pound to $5.95/pound, prices that are competitive with other leading ultra-premium "grain-free" dry dog foods. More specifically, a 4.2-pound bag of Ketona Chicken Recipe retails for $24.99 (net profit margin of approximately $14) and a 24.2-pound bag of Ketona Chicken Recipe is expected to retail for $89.99 (net profit margin of approximately $37). The shelf life of both products is 14-18 months.

We have already made extensive progress on the formula for Ketona Salmon Recipe For Adult Dogs, another ultra-low-carbohydrate formulation. We intend to release it later this year as part of the Scale-Up Project.

As our business grows, we intend to further expand our line of ultra-low-carbohydrate products around our core proprietary formulation. Potential avenues for expansion include (1) protein source (chicken, salmon, lamb, etc.), (2) animal life stage (senior, puppy, etc.), (3) species (dog, cat), (4) food style (dry, wet, raw), and (5) price/"premium-ness."

4.   Competition

At present, there is surprisingly little competition in the market for dry pet food products with a very low carbohydrate content.

Since the creation of the first dry kibble pet foods (in the first half of the Twentieth Century), starchy carbohydrate ingredients have *always* played a prominent role in essentially *all* products in the market. There are at least two reasons for their ubiquity. The first is economic: cereal grains and other starchy ingredients (such as potatoes) are *far* less expensive than meat ingredients and fresh fruits and vegetables. The other is functional: starch gelatinization (a chemical process which results when starches are exposed to high heat) serves to bind other ingredients together during extrusion manufacturing, just like flour does in a loaf of bread. As a result, some 40-75% (or more!) of the calories in essentially *all* dry kibble formulations have historically come from carbohydrates.

But over the past twenty years, the scientific evidence that carbohydrates are bad for the health of dogs, cats, and humans has steadily accumulated. (The body of experimental evidence linking carbs with obesity, cancer, osteoarthritis, and other chronic diseases is explained in detail in *Dogs, Dog Food, and Dogma*.) This development has placed leading pet food manufacturers in a position not unlike the one faced by cigarette manufacturers as the dangers of smoking gradually became known to the public in the 1950s and 1960s---faced with steadily-mounting evidence that their products are inherently dangerous, firms must either fight and suppress that evidence (in an attempt to preserve their existing product lines) or embrace the evidence but totally reinvent their product lines (in effect killing their "golden geese"). To date, *all* market-leading pet food firms have opted for the former strategy---of the ten leading firms that make up more than 95% of the pet food market today, not a single one sells an explicitly "low-carbohydrate" product.

Rather than introduce their own explicitly low-carbohydrate products, what leading pet food firms have done instead is develop "grain-free" kibbles. These products are designed to appeal to carbohydrate-averse consumers because they implicitly suggest a low carbohydrate content. But in reality they are *not* low-carbohydrate. (In fact, of the twelve leading grain-free kibbles on the market today, the average carbohydrate content is more than 33%.) They simply rely on tubers (potatoes) instead of grains for their starch content. Nevertheless, as consumers have become more and more aware of the dangers of carbohydrates, the market for grain-free "premium" kibble products has grown explosively in recent years, accounting for the majority of the year-over-year growth in the industry.

Highlighting the deception inherent in this fast-growing market sector is a core aspect of our marketing strategy. This is because, for consumers seeking to minimize their pets' intake of carbohydrates, Ketona truly stands alone. Our formulation contains only 5% carbohydrate, while the lowest-carbohydrate brands offered by leading manufacturers such as Blue Buffalo, Purina, Mars Pet Care, Hill's Pet Nutrition, and Eukanuba contain *at least five or six times* as much. Even Orijen, by Champion Pet Foods---the Canadian dry pet food brand widely recognized as having the lowest carbohydrate content of all existing major brands---contains more than 300% more than Ketona. With a single exception (a small, Michigan-based company called Wysong that also affirmatively markets "low-carbohydrate" dry pet foods), there are simply no true competitors in our price range.

Raw pet food brands, on the other hand, *can* compete with Ketona for carbohydrate content. (Since they do not require extrusion manufacturing, these products don't require starch ingredients in the first instance.) But, on a per-calorie basis, they typically cost 6-10 *times* as much as Ketona and other premium dry kibble brands. As such, they are not realistic options for the great majority of pet owners.

5.   Market and Market Strategy

According to the American Veterinary Medical Association, there are more than 140 million dogs and cats in the United States (approximately 70 million of each). Feeding all these animals is big business—the U.S. market for pet food products was more than $24 *billion* in 2017—and, given the necessity of food for sustaining life, is widely considered to be "recession-proof."

The fastest-growing sector of the market is for so-called "premium" (read: expensive) products, such as Ketona. This is a manifestation of a broader, well-documented cultural trend for pet owners to treat pets as true family members in their economic decision-making.

At precisely the same time that consumers are growing more and more willing to spend lavishly on their pets, they are also growing increasingly aware of the unique role that dietary carbohydrates play in causing diseases such as obesity, cancer, diabetes, and osteoarthritis. Groundbreaking and widely-publicized studies documenting the dangers of carbohydrates have been published recently in the *Journal of the American Medical Association*, the *Lancet*, the *New England Journal of Medicine*, and some of the other most respected academic journals on the planet. As a result, low-carbohydrate diet books, cookbooks, and science books have sold tens of millions of copies over the past decade and ultra-low-carbohydrate weight-loss strategies (such as the "paleo diet," "the Whole30 diet," the "Atkins diet," and the "ketogenic diet") have become cultural sensations.

During the Scale-Up Project, KetoNatural intends to market primarily to the estimated 10 million or more U.S. dog owners who fall within both of the aforementioned groups—individuals who already affirmatively recognize the dangers of carbohydrates *and* already feed a premium-level food to their dogs. Such individuals are identifiable based on their Internet usage and shopping habits and can be targeted with great precision using digital advertising through Facebook Ads, Google Adwords, Twitter Ads, Amazon Sponsored Products, and other digital marketing platforms. Our leadership team has extensive experience creating and optimizing marketing campaigns on these platforms (as the success of our Kickstarter campaign demonstrates). We intend to use them to sell products directly to consumers through our branded web platform and fulfillment/warehousing partner, as well as through leading online pet retailers with whom relationships have already been established, including Amazon.com and Chewy.com.

Another group of consumers to whom we expect to market extensively (again, primarily using digital advertising programs) during the Scale-Up Project are the 20,000 paying customers, 25,000 social media followers, and 10,000 blog subscribers already associated with our sister pet products venture, Varsity Pets (see Section 6 *infra*).

Concurrently, our leadership team will market to brick-and-mortar pet specialty retailers in the Mountain West and neighboring regions using traditional consumer products sales practices (including in-store visits and trade show attendance). Our team has extensive in-person sales experience and a wide network of retailer contacts through our experience with Varsity Pets.

6.   Management

KetoNatural was founded in the spring of 2017 by Daniel Schulof, Nathan Mostow, and Michael D'Amico. The three founders have known each other personally for more than 15 years and have worked together professionally for more than six. The team founded an earlier pet products business, Varsity Pets, LLC, in 2011. That company produces exercise toys for high-energy dogs and sells them directly to consumers through highly-automated online sales channels. Despite being 100% "bootstrapped" (no third-party equity financing was ever sought), today the company has more than 20,000 paying customers and provides a source of passive income for the founders.

Schulof is the president and CEO of KetoNatural and a leading subject-matter expert on the science of low-carbohydrate canine nutrition. After more than four years of research and writing (supported by passive income from Varsity Pets), he published *Dogs, Dog Food, and Dogma: The Silent Epidemic Killing America's Dogs and the New Science That Could Save Your Best Friend's Life* in 2016. The book explores the scientific and cultural reasons for America's dangerous addiction to carbohydrates. While many other bestselling titles have examined this topic as it pertains to human health, Schulof's is the first book in history to explore its pertinence to dogs and cats. It enjoys a 4.5/5-star rating on Amazon and has been called "the most rigorous and probing canine health and nutrition book ever written." Prior to founding Varsity Pets, Schulof was an intellectual property attorney at Kilpatrick Townsend LLP, one of the most prestigious IP law firms in the world.

At present, Schulof is KetoNatural's only employee. He directs all of the company's product development, marketing, financing, and production efforts (much as he did for Varsity Pets during that company's growth stages). At the conclusion of the Scale-Up Project, the company expects to hire 3-6 additional managers to oversee specific departmental responsibilities, including (potentially) financial matters (CFO), supply-chain and organizational growth (COO), marketing and advertising (CMO), sales (CSO), and product development and consumer regulatory matters (CPO).

The company is organized as a c-corporation and has three directors, Schulof (our chairman), D'Amico, and Mostow.